Exhibit 17(rrr)
AXA ENTERPRISE FUNDS TRUST
SUPPLEMENT DATED JANUARY 5, 2007 TO THE
PROSPECTUS DATED MARCH 1, 2006, AS SUPPLEMENTED
This Supplement updates the above-referenced Prospectus of AXA Enterprise Funds Trust (“Trust”). You may obtain an additional copy of the Prospectus, free of charge, by writing to the Trust at Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326. You should read this Supplement in conjunction with the Prospectus and retain it for future reference.
The purpose of this Supplement is to provide you with information about the proposed reorganization of certain funds of the Trust (“AXA Enterprise Funds”) into newly-created or existing corresponding mutual funds advised by Goldman Sachs Asset Management L.P. (“Goldman Sachs Funds”).
Information Regarding the Proposed Reorganizations of
Certain AXA Enterprise Funds into Corresponding Goldman Sachs Funds
On December 28, 2006, the Board of Trustees of the Trust approved, in principle, a form of Agreement and Plan of Reorganization (“Reorganization Agreement”), which is subject to execution by the Trust and the Goldman Sachs Trust. The Reorganization Agreement, which must be approved by shareholders of the AXA Enterprise Funds, provides for the reorganization of each AXA Enterprise Fund into a corresponding Goldman Sachs Fund as set forth below (each, a “Reorganization” and collectively, the “Reorganizations”):

AXA Enterprise Funds	Goldman Sachs Fund
AXA Enterprise Capital Appreciation Fund	Goldman Sachs Structured U.S. Equity Fund

AXA Enterprise Deep Value Fund	Goldman Sachs Large Cap Value Fund

AXA Enterprise Equity Fund	Goldman Sachs Structured Large Cap Growth Fund

AXA Enterprise Equity Income Fund	Goldman Sachs Growth and Income Fund

AXA Enterprise Growth and Income Fund	Goldman Sachs Growth and Income Fund

AXA Enterprise International Growth Fund	Goldman Sachs Strategic International Equity Fund

AXA Enterprise Large Cap Growth Fund	Goldman Sachs Capital Growth Fund

AXA Enterprise Small Company Growth Fund	Goldman Sachs Structured Small Cap Growth Fund

AXA Enterprise Small Company Value Fund	Goldman Sachs Structured Small Cap Value Fund

AXA Enterprise Government Securities Fund	Goldman Sachs Government Income Fund

AXA Enterprise Short Duration Bond Fund	Goldman Sachs Enhanced Income Fund

AXA Enterprise High-Yield Bond Fund	Goldman Sachs High Yield Fund

AXA Enterprise Tax-Exempt Income Fund	Goldman Sachs Municipal Income Fund

AXA Enterprise Money Market Fund	Goldman Sachs Institutional Liquid Assets Prime Obligations Fund
Each AXA Enterprise Fund and the corresponding Goldman Sachs Fund listed above have similar investment objectives, policies and risks. AXA Equitable Life Insurance Company serves as the investment manager for the AXA Enterprise Funds, while Goldman Sachs Asset Management L.P. serves as the investment adviser for the Goldman Sachs Funds and will continue to provide the day-to-day portfolio management for the Goldman Sachs Funds after the Reorganizations.
A special shareholder meeting of the AXA Enterprise Funds is scheduled to be held on or about April 25,2007 to vote on the Reorganization Agreement. It is anticipated that, subject to shareholder approval, the effective date of the Reorganizations will occur in the second quarter of 2007. Until that date, however, you will be able to purchase, redeem and exchange shares in each of the AXA Enterprise Funds above (subject to the usual limitations described in the Trust’s Prospectus). Accordingly, if you intend to engage in such transactions, you should read this Supplement to the Prospectus, together with the Trust’s Prospectus dated March 1, 2006, as supplemented.
Additional information about the Goldman Sachs Funds and the proposed Reorganizations will be sent to shareholders of each AXA Enterprise Fund in the first quarter of 2007 as part of proxy solicitation materials.